Citigroup Global Markets Holdings Inc.

Offering Summary No. 2017-USNCH0910 dated December 29, 2017 relating to
Preliminary Pricing Supplement No. 2017-USNCH0910 dated December 29, 2017

Registration Statement Nos. 333-216372 and 333-216372-01

Enhanced Buffered Digital Securities Based on the Russell 2000® Index Due February----, 2021	Filed Pursuant to Rule 433

Overview: The securities offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than or less than the stated principal amount, depending on the performance of the Russell 2000® Index (the “underlying index”) from the initial index level to the final index level.

The securities offer modified exposure to the performance of the underlying index, with (i) a fixed return at maturity if the underlying index appreciates from the initial index level to the final index level, regardless of the extent of that appreciation, or if it depreciates from the initial index level to the final index level by no more than a 15% buffer amount and (ii) a limited buffer against any depreciation of the underlying index in excess of the 15% buffer amount. In exchange for these features, investors in the securities must be willing to forgo participation in any appreciation of the underlying index in excess of the fixed return and any dividends that may be paid on the stocks that constitute the underlying index. In addition, investors in the securities must be willing to accept downside exposure to any depreciation of the underlying index in excess of the buffer amount. If the underlying index depreciates by more than the buffer amount from the pricing date to the valuation date, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount.

In order to obtain the modified exposure to the underlying index that the securities provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the securities if we and Citigroup Inc. default on our obligations.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Preliminary Terms	Selected Risk Considerations

Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The Russell 2000® Index (ticker symbol: “RTY”)
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per security
Pricing date:	January , 2018 (expected to be January 26, 2018)
Issue date:	January , 2018 (three business days after the pricing date)
Valuation date:	February , 2021 (expected to be February 1, 2021), subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	February , 2021 (expected to be February 4, 2021)
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪  If the final index level is greater than or equal to the initial index level or if it is less than the initial index level by an amount that is less than or equal to the buffer amount:
$1,000 + the fixed return amount

▪  If the final index level is less than the initial index level by an amount that is greater than the buffer amount:
($1,000 × the index performance factor) + $150.00

Initial index level:	, the closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Fixed return amount:	$132.50 to $162.50 per security (13.25% to 16.25% of the stated principal amount), to be determined on the pricing date. You will receive the fixed return amount only if the final index level is greater than or equal to the initial index level or if it is less than the initial index level by an amount that is less than or equal to the buffer amount.
Index performance factor:	The final index level divided by the initial index level
Buffer amount:	15.00%
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17324CQD1 / US17324CQD10
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 29, 2017

•	You may lose up to 85.00% of your investment. If the underlying index appreciates, regardless of the extent that that appreciation, or depreciations by no more than the 15% buffer amount, you will receive the fixed return amount. However, if the underlying index depreciates by more than the buffer amount, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount.

•	The securities do not pay interest.

•	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the fixed return at maturity.

•	Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	The securities will be subject to risks associated with small capitalization stocks.

•	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Hypothetical Payment at Maturity Diagram*

*The diagram above illustrates your payment at maturity for a range of hypothetical percentage changes from the initial index level to the final index level. The diagram above is based on a hypothetical fixed return amount of $132.50 per security, which is equivalent to 13.25% of the stated principal amount. Your actual payment at maturity per security will depend on the actual fixed return amount, which will be determined on the pricing date, the actual initial index level and the actual final index level.